FILE NO. 333-

CIK #1714863

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549-1004

Registration Statement
on

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust:	MORGAN STANLEY PORTFOLIOS, SERIES 16

B.	Name of Depositor:	MORGAN STANLEY SMITH BARNEY LLC

C.	Complete address of Depositor’s principal executive offices:

MORGAN STANLEY SMITH BARNEY LLC 2000 Westchester Avenue Purchase, NY 10577

D.	Name and complete address of agents for service:

PAUL HASTINGS LLP	MORGAN STANLEY SMITH BARNEY LLC
Attention: Michael R. Rosella, Esq.	Attention: Scott Richardson
200 Park Avenue	2000 Westchester Avenue
New York, New York 10166	Purchase, NY 10577

E.	Title of securities being registered: Units of fractional undivided beneficial interest

F.	Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated August 18, 2017

MORGAN STANLEY PORTFOLIOS, SERIES 16

M.A.D.E. Portfolio, 2017

The attached final prospectus for a prior series of the Trust is hereby used as a preliminary prospectus for the above stated series.  The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this series.  Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique portfolio.  Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

Information contained herein is subject to completion or amendment.  Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective.  This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Morgan Stanley Global Investment Solutions — M.A.D.E. Portfolio, 2016 (Registration No. 333-213215) as filed on September 29, 2016, which shall be used as a preliminary prospectus for the current series of the Trust.)

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

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CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm (to be supplied by amendment).

The following exhibits:

1.1                               Trust Agreement (to be supplied by amendment).

1.1.1                     Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to Amendment No. 3 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (File No. 333-195602) dated July 22, 2014.

1.2                               Certificate of Formation of Morgan Stanley Smith Barney LLC.   Reference is made to Exhibit 4 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

1.3                               Limited Liability Company Agreement of the Depositor.  Reference is made to Exhibit 5 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

2.1                               Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Global Best Business Models, Series 1 (File No. 333-215201) dated December 20, 2016.

3.1                               Opinion and Consent of Counsel as to the legality of securities being registered (to be supplied by amendment).

3.3                               Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).

4.1                               Consent of Evaluator (to be supplied by amendment).

4.2                               Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

7.1                               Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Morgan Stanley Portfolios, Series 15 (File No. 333-220028) dated August 18, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Morgan Stanley Portfolios, Series 16, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Purchase and State of New York on the 18th day of August, 2017.

MORGAN STANLEY PORTFOLIOS, SERIES 16

(Registrant)

By:	MORGAN STANLEY SMITH BARNEY LLC
(Depositor)

By:	/s/ SCOTT RICHARDSON
Scott Richardson
Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on August 18, 2017, by the following persons who constitute the principal officers and a majority of the Board of Directors of Morgan Stanley Smith Barney LLC:

SIGNATURE	TITLE

Shelley O’Connor	Co-Chairman, Co-Chief Executive Officer and Co-President

Andrew Saperstein	Co-Chairman, Co-Chief Executive Officer and Co-President

Jed Finn	Director, Managing Director and Executive Committee Member

James Janover	Director, Managing Director and Executive Committee Member

Norm Heusser	Chief Financial Officer

By:	/s/ SCOTT RICHARDSON
Scott Richardson
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is incorporated herein by reference as set forth in Exhibit 7.1.

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